# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mobile-health Network Solutions, CIK 0001976695
CUSIP: G62264125
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 2 Venture Drive, #07-06/07 Vision Exchan, Singapore, Singapore (U0), 608526
Date of event which requires filing of this statement: 11/05/2025
Filed by CIK 0002092421
Persons authorized to receive notices and communications: Teoh Pui Pui, 16B Shelford Road, #01-13, Singapore, Singapore (U0), 286653, 65 9488 8241

## Reporting persons
- Teoh Pui Pui (CIK 0002092421): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 110,596; shared voting power 0; sole dispositive power 110,596; shared dispositive power 0; aggregate amount beneficially owned 110,596 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Mobile-health Network Solutions
Address of issuer's principal executive offices: 2 Venture Drive, #07-06/07 Vision Exchan, Singapore, Singapore (U0), 608526

## Item 2. Identity and Background
Name of person filing: Teoh Pui Pui
Residence or business address: 16B Shelford Road, #01-13, Singapore 286653
Present principal occupation or employment:
Co-CEO, COO and Chairwoman of the Board, Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange, Singapore 608526
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 5, 2025, the Reporting Person acquired 4,400 Class A Ordinary Shares of the Issuer from the open market for $8751.32. Following such acquisition, the Reporting Person beneficially owns an aggregate of 110,596 Class A Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: Investment purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Statement, the Reporting Person beneficially owns 110,596 Class A Ordinary Shares of the Issuer. Based on 1,167,370 Class A Ordinary Shares outstanding as of November 14, 2025 as reported by the Issuer, the 110,596 Class A Ordinary Shares represent approximately 9.5% of the outstanding Class A Ordinary Shares. The Reporting Person has sole voting and dispositive power over these shares and shared voting and dispositive power over 0 shares of the Issuer's stock.
Number of shares as to which each person has sole or shared power to vote or dispose: 110,596
Transactions in the class effected during the past sixty days: On November 5, 2025, the Reporting Person acquired 4,400 Class A Ordinary Shares of the Issuer from the open market for $8751.32. Following such acquisition, the Reporting Person beneficially owns an aggregate of 110,596 Class A Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A.

## Signatures
- Teoh Pui Pui: Teoh Pui Pui, Co-CEO (11/14/2025)